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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                            -----------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 78

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.

                                ----------------
                                (Name of Issuer)
                     Common Stock, par value $.01 per share

                       ---------------------------------
                         (Title of Class of Securities)
                                  38141G 10 4

                                ---------------
                                 (CUSIP Number)

                              Kenneth L. Josselyn
                               Beverly L. O'Toole
                         The Goldman Sachs Group, Inc.
                                200 West Street
                            New York, New York 10282
                           Telephone: (212) 902-1000

         ----------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               November 20, 2011

           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)
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CUSIP NO. 38141G 10 4                   13D
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1.  NAMES OF REPORTING PERSONS:  Each of the persons identified on Appendix A.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    As to a group consisting solely of Covered Persons(1)             (a)    [x]
    As to a group consisting of persons other than Covered Persons    (b)    [x]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT            [ ]
    TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
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6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
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                 7. SOLE VOTING POWER: 0
                 ---------------------------------------------------------------
  NUMBER OF      8. SHARED VOTING POWER (See Item 6) (Applies to each person
   SHARES           listed on Appendix A.)
BENEFICIALLY        21,876,829 Voting Shares(2) held by Covered Persons
  OWNED BY          11,692 Shared Ownership Shares held by Covered Persons(3)
    EACH            48,563,474 Sixty Day Shares held by Covered Persons(4)
  REPORTING         3,718,173 Other Shares held by Covered Persons(5)
   PERSON        ---------------------------------------------------------------
    WITH         9. SOLE DISPOSITIVE POWER (See Item 6)
                    As to Voting Shares, less than 1%
                    As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER (See Item 6):
                     As to Voting Shares, 0
                     As to Shared Ownership Shares, less than 0.01%
                     As to Sixty Day Shares and Other Shares, less than 1%.
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,170,168
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.78%
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14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

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(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 460,123 shares of Common Stock held by 23 private charitable foundations established by 22 Covered Persons; (ii) 3,255,913 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 2,137 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                      Appendix A

                                   ITEM 6
                                 CITIZENSHIP
                               (UNITED STATES
          ITEM 1               UNLESS OTHERWISE
NAMES OF REPORTING PERSONS        INDICATED)
--------------------------     ----------------
Paul R. Aaron
Peter C. Aberg
Charles F. Adams
Nick S. Advani                       UK
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Sanggyun Ahn                        Korea
Yusuf A. Alireza                  Bahrain
Philippe J. Altuzarra              France
William D. Anderson, Jr.
Dalinc Ariburnu                    UK/Turkey
Philip S. Armstrong                  UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Steven K. Barg
Scott B. Barringer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Gareth W. Bater                      UK
Jonathan A. Beinner
Tracey E. Benford
Milton R. Berlinski            The Netherlands
Philip R. Berlinski              Belgium/USA
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Robert A. Berry                      UK
Avanish R. Bhavsar
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing                  Germany
Vivek Bohra
Oliver R. Bolitho                    UK
Stefan R. Bollinger              Switzerland
Johannes M. Boomaars           The Netherlands
Robert D. Boroujerdi
Alison L. Bott                       UK
Patrick T. Boyle                     UK
Sally A. Boyle                       UK
Christoph M. Brand                 Germany
Stephen Branton-Speak                UK
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Torrey J. Browder
Jason M. Brown                       UK
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jason G. Cahilly
Jin Yong Cai                   China/Hong Kong
Richard M. Campbell-Breeden          UK
Philippe L. Camu                   Belgium
Gerald J. Cardinale
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Donald J. Casturo
Lik Shuen David Chan              Hong Kong
Chia-Lin Chang                     Taiwan
Sonjoy Chatterjee                   India
R. Martin Chavez
Martin Cher                       Singapore
Andrew A. Chisholm                 Canada
Steven N. Cho
David Chou                           UK
Thalia Chryssikou                  Greece
Jane P. Chwick
James B. Clark
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Colin Coleman                   South Africa
Denis P. Coleman III
William J. Conley, Jr.
Thomas G. Connolly               Ireland/USA
Karen R. Cook                        UK
Edith W. Cooper
Kenneth W. Coquillette
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Cyril Cottu                        France
Frank L. Coulson, Jr.
James V. Covello
Jeffrey R. Currie
John P. Curtin, Jr.
Michael D. Daffey                 Australia
John S. Daly                       Ireland
Stephen D. Daniel                  Canada
Diego De Giorgi                     Italy
Michael G. De Lathauwer            Belgium

                                    ITEM 6
                                 CITIZENSHIP
                                (UNITED STATES
          ITEM 1               UNLESS OTHERWISE
NAMES OF REPORTING PERSONS        INDICATED)
--------------------------     ----------------
Francois-Xavier de Mallmann    France/Switzerland
Daniel L. Dees
Mark F. Dehnert
Massimo Della Ragione               Italy
Martin R. Devenish                    UK
Alexander C. Dibelius              Germany
Joseph P. DiSabato
Michele I. Docharty
Albert F. Dombrowski
Katinka I. Domotorffy
Thomas M. Dowling
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                      France
Glenn P. Earle                        UK
Kenneth M. Eberts III
Edward K. Eisler                   Austria
David P. Eisman
Jason H. Ekaireb                      UK
Charalampos Eliades                 Greece
Kathleen G. Elsesser
Peter C. Enns                       Canada
L. Brooks Entwistle
Christopher H. Eoyang
James P. Esposito
Michael P. Esposito
J. Michael Evans                    Canada
Carl Faker                      France/Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin
Stephan J. Feldgoise
Steven M. Feldman
Gregg J. Felton
Benjamin W. Ferguson
Luca D. Ferrari                   Italy/USA
Wolfgang Fink                      Germany
Samuel W. Finkelstein
Elisabeth Fontenelli
Edward C. Forst
Colleen A. Foster
Orit Freedman                       Israel
Matthew T. Fremont-Smith
Christopher G. French                 UK
Richard A. Friedman
Enrico S. Gaglioti
Timur F. Galen
Sean J. Gallagher
Ramani Ganesh                       India
Gonzalo R. Garcia                   Chile
James R. Garman                       UK
Kevin S. Gasvoda
Robert R. Gheewalla
Matthew R. Gibson
Gary T. Giglio
Michelle Gill
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde              Ireland/South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Paul Graves                           UK
Michael J. Graziano
Stefan Green                      Australia
David J. Greenwald
Michael J. Grimaldi
Peter Gross
Celeste A. Guth
Jonathan J. Hall                      UK
Dylan S. Halterlein
Elizabeth M. Hammack
Rumiko Hasegawa                     Japan
Jan Hatzius                        Germany
Keith L. Hayes                        UK
David B. Heller
Bruce A. Heyman
Stephen P. Hickey
Martin Hintze                      Germany
Kenneth L. Hirsch
Kenneth W. Hitchner
Todd Hohman
Simon N. Holden                       UK
Margaret J. Holen
Dane E. Holmes
Philip Holzer                      Germany
Ning Hong                           China
Shin Horie                          Japan
James P. Houghton                     UK
Ronald Hua                        Taiwan/USA
Paul J. Huchro
Ming Yunn Stephanie Hui          UK/Hong Kong
Alastair J. Hunt                    UK/USA
Edith A. Hunt
Hidehiro Imatsu                     Japan
Timothy J. Ingrassia
William L. Jacob III

                                    ITEM 6
                                 CITIZENSHIP
                                (UNITED STATES
          ITEM 1               UNLESS OTHERWISE
NAMES OF REPORTING PERSONS        INDICATED)
--------------------------     ----------------
Christian W. Johnston             Australia
Andrew J. Jonas
Adrian M. Jones                    Ireland
Eric S. Jordan
Pierre-Emmanuel Y. Juillard         France
Andrew J. Kaiser
Vijay M. Karnani                    India
James C. Katzman
Alan S. Kava
Dimitrios Kavvathas                 Greece
Kevin W. Kennedy
Christopher Keogh
Richard A. Kimball, Jr.
Peter Kimpel                       Germany
Robert C. King, Jr.
Timothy M. Kingston
Hideki Kinuhata                     Japan
Shigeki Kiritani                    Japan
Michael E. Koester
Lee Guan Kelvin Koh               Singapore
J. Christopher A. Kojima          Canada/USA
Adam M. Korn
David J. Kostin
Jorg H. Kukies                     Germany
Eric S. Lane
Michiel P. Lap                 The Netherlands
Andre Laport Ribeiro                Brazil
John J. Lauto
Brian J. Lee
George C. Lee
Gregory D. Lee                    Australia
Ronald Lee
Geoffery Y.A. Lee                  Malaysia
David A. Lehman
Tim Leissner                    Brazil/Germany
Todd W. Leland
Laurent Lellouche                   France
Gregg R. Lemkau
Deborah R. Leone
Eugene H. Leouzon                   France
Hughes B. Lepic                     France
Wayne M. Leslie                       UK
Wai Man Kaven Leung               Hong Kong
John R. Levene                        UK
Allan S. Levine
Brian T. Levine
Jack Levy
Gwen R. Libstag
Leland Lim
Ryan D. Limaye
Anthony W. Ling                       UK
Hao Cheng Liu
Lindsay P. LoBue
Victor M. Lopez-Balboa
Antigone Loudiadis                Greece/UK
David B. Ludwig
Peter J. Lyon
Mark G. Machin                        UK
Paula B. Madoff
John A. Mahoney
Puneet Malhi                          UK
Raghav Maliah                       India
Matthew F. Mallgrave
Charles G. R. Manby                   UK
David M. Marcinek
Alain Marcus
Serge Marquie                       France
Alison J. Mass
Robert A. Mass
Blake W. Mather
Kathy M. Matsui
George N. Mattson
Alastair J.C. Maxwell                 UK
John J. McCabe
Matthew B. McClure                    UK
Patrick S. McClymont
Dermot W. McDonogh                 Ireland
John J. McGuire, Jr.
John W. McMahon
James M. McMurdo                 Australia/UK
James A. McNamara
Richard P. McNeil                  Jamaica
Sanjeev K. Mehra
Avinash Mehrotra
Jonathan M. Meltzer
Bruce H. Mendelsohn
Anthony J. Miller                 Australia
Michael J. Millette
Milton R. Millman III
Christopher Milner                    UK
Christina P. Minnis
Peeyush Misra                       India
Bryan P. Mix
Masanori Mochida                    Japan
Timothy H. Moe                     Ireland
Philip J. Moffitt                 Australia
Atosa Moini                          Iran
Ricardo Mora

                                    ITEM 6
                                 CITIZENSHIP
                                (UNITED STATES
          ITEM 1               UNLESS OTHERWISE
NAMES OF REPORTING PERSONS        INDICATED)
--------------------------     ----------------
J. Ronald Morgan III
Simon P. Morris                       UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani              UK
Donald R. Mullen
Takashi Murata                      Japan
Arjun N. Murti
Marc O. Nachmann                 Germany/USA
Kenichi Nagasu                      Japan
Ezra Nahum                        France/USA
Jeffrey P. Nedelman
Anthony Noto
Gavin G. O'Connor
L. Peter O'Hagan                  Canada/USA
Brett A. Olsher                     UK/USA
Terence J. O'Neill                    UK
Timothy J. O'Neill
Peter C. Oppenheimer                  UK
Nigel M. O'Sullivan                   UK
Todd G. Owens
Fumiko Ozawa                        Japan
Craig W. Packer
Gregory K. Palm
Konstantinos N. Pantazopoulos       Greece
James R. Paradise                     UK
Sheila H. Patel
Nirubhan Pathmanabhan                 UK
Jonathan Mark Penkin           UK/South Africa
Daniel P. Petrozzo
David B. Philip
Stephen R. Pierce
Michelle H. Pinggera                  UK
Dhruv Piplani                       India
Kenneth A. Pontarelli
Ellen R. Porges
Dina Powell
Gilberto Pozzi                      Italy
Kevin A. Quinn
Jean Raby                           Canada
Lorin P. Radtke
John J. Rafter                     Ireland
Sumit Rajpal                        India
Richard N. Ramsden                    UK
Charlotte P. Ransom                   UK
Krishna S. Rao                      UK/India
Buckley T. Ratchford
Sara E. Recktenwald
Andrew K. Rennie                 Australia/UK
Jeffrey A. Resnick
James H. Reynolds                   France
Michael J. Richman
Stuart Riley                          UK
Michael Rimland
Luigi G. Rizzo                      Italy
Linnea K. Roberts
Lora J. Robertson
Karl J. Robijns                    Belgium
Elizabeth E. Robinson
John F. W. Rogers
Scott A. Romanoff
Simon A. Rothery                  Australia
Peter C. Russell
Paul M. Russo
David C. Ryan
David M. Ryan                      Ireland
Katsunori Sago                      Japan
Ankur A. Sahu                       India
Guy E. Saidenberg                   France
Pablo J. Salame                    Ecuador
Julian Salisbury                      UK
Luke A. Sarsfield III
Muneer A. Satter
Susan J. Scher
Stephen M. Scherr
Clare R. Scherrer
Jeffrey W. Schroeder
Harvey M. Schwartz
Paul D. Scialla
Peter E. Scialla
Stephen B. Scobie                     UK
Steven M. Scopellite
John A. Sebastian
Peter A. Seccia
Peter D. Selman                       UK
John C. Shaffer
Rebecca M. Shaghalian
Konstantin A. Shakhnovich         Russia/USA
Lisa M. Shalett
Daniel M. Shefter
David G. Shell
Heather K. Shemilt                  Canada
Magid N. Shenouda                     UK
Michael S. Sherwood                   UK
Suhail A. Sikhtian
Gavin Simms                           UK
Michael L. Simpson
Edward M. Siskind
Marshall Smith
Sarah E. Smith                        UK

                                    ITEM 6
                                 CITIZENSHIP
                                (UNITED STATES
          ITEM 1               UNLESS OTHERWISE
NAMES OF REPORTING PERSONS        INDICATED)
--------------------------     ----------------
David M. Solomon
Mark R. Sorrell                       UK
Theodore T. Sotir
Christoph W. Stanger               Austria
Esta E. Stecher
Laurence Stein                 South Africa/USA
Carl Stern
John D. Storey                    Australia
Patrick M. Street                     UK
Steven H. Strongin
Ram K. Sundaram                     India
J. Richard Suth
Robert J. Sweeney
Michael J. Swenson
Gene T. Sykes
Shahriar Tadjbakhsh
Jasper Tans                    The Netherlands
Patrick Tassin de Nonneville        France
Megan M. Taylor
Teresa Teague
Thomas D. Teles
Pawan Tewari
Klaus B. Toft                      Denmark
Daisuke Toki                        Japan
Jeffrey M. Tomasi
David G. Torrible                 Canada/UK
Frederick Towfigh
Donald J. Truesdale
Kenro Tsutsumi                      Japan
Richard J. Tufft                      UK
Greg A. Tusar
Eiji Ueda                           Japan
Toshihiko Umetani                   Japan
Kaysie P. Uniacke
Lucas van Praag                       UK
Jonathan R. Vanica
Ashok Varadhan
John J. Vaske
Andrea Vella                        Italy
Philip J. Venables                    UK
Simone Verri                        Italy
Jeffrey L. Verschleiser
Robin A. Vince                        UK
David A. Viniar
Andrea A. Vittorelli                Italy
Alejandro Vollbrechthausen          Mexico
Daniel Wainstein                    Brazil
John E. Waldron
Paul Walker
Kevin A. Walker                       UK
Robert P. Wall
Theodore T. Wang                    China
Alasdair J. Warren                    UK
John S. Weinberg
Martin M. Werner                    Mexico
Matthew Westerman                     UK
Elisha Wiesel
C. Howard Wietschner
David D. Wildermuth
John S. Willian
Andrew F. Wilson                 New Zealand
Dominic A. Wilson                     UK
Steve Windsor                         UK
Michael K. Wise
Samuel J. Wisnia                    France
Martin Wiwen-Nilsson                Sweden
Andrew E. Wolff
Jon A. Woodruff
Kent J. Wosepka
Neil J. Wright                        UK
Denise A. Wyllie                      UK
Chang-Po Yang                       China
Shinichi Yokote                     Japan
W. Thomas York, Jr.
Wassim G. Younan                  Lebanon/UK
Paul M. Young
Paolo Zannoni                       Italy
Yoel Zaoui                          France
Xing Zhang                          China
Xudong Zhang                        China
Han Song Zhu                        China

REPORTING ENTITIES

             ITEM 1                                          ITEM 6             NAME OF ESTABLISHING
         NAME OF ENTITY           TYPE OF ENTITY    PLACE OF ORGANIZATION        COVERED PERSON
Anahue Limited                      Corporation            Jersey                 Andrew A. Chisholm
Campbell-Breeden 2004 Settlement      Trust                  UK                 Richard M. Campbell-Breeden
Devenish 2004 Settlement              Trust                  UK                   Martin R. Devenish
Drayton 2004 Settlement               Trust                  UK                     Karen R. Cook
French 2004 Settlement                Trust                  UK                  Christopher G. French
Ling 2004 Settlement                  Trust                  UK                    Anthony W. Ling
Manby 2004 Settlement                 Trust                  UK                   Charles G.R. Manby
O'Neill 2004 Trust                    Trust                  UK                   Terence J. O'Neill
Ransom 2004 Settlement                Trust                  UK                   Charlotte P. Ransom
RJG Holding Company                 Corporation        Cayman Islands             Richard J. Gnodde
Sherwood 2004 Settlement              Trust                  UK                   Michael S. Sherwood
Westerman 2004 Settlement             Trust                  UK                   Matthew Westerman
Zurrah Limited                      Corporation            Jersey                     Yoel Zaoui

                                        -8-

     This Amendment No. 78 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 78 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has increased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.     SECURITY AND ISSUER

     This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.     IDENTITY AND BACKGROUND

     (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

     Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

     Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.     PURPOSE OF TRANSACTIONS

     The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

     Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

     (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

     (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding November 20, 2011.

     (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

     The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

     The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

     Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

     For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

     The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 5,779,393 shares of Common Stock are subject to the Transfer Restrictions as of November 20, 2011.

     In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

     In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

     Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

     The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

     The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.
Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

     The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

     Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

     Certain Covered Persons have pledged in the aggregate 760,500 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

     In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

     Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                                           Description
--------     ----------------------------------------------------------------------------------------------------------------------
   A.        Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No.
             1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B.        Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
             Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
             (File No. 005-56295)).

   C.        Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
             Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   D.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
             Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E.        Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
             Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F.        Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
             March 29, 2001 (File No. 005-56295)).

   G.        Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
             Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H.        Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to Exhibit
             10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                              REPORTING ENTITIES.

                                                                                   CONVICTIONS OR           BENEFICIAL
                                                                                   VIOLATIONS OF         OWNERSHIP OF THE
                                                                                  FEDERAL OR STATE        COMMON STOCK OF
                                                            PRESENT                LAWS WITHIN THE          THE GOLDMAN
NAME                  CITIZENSHIP  BUSINESS ADDRESS        EMPLOYMENT              LAST FIVE YEARS        SACHS GROUP, INC.
--------------------- ----------- -------------------  ------------------------  ----------------------  ----------------
Steven M. Bunson        USA       200 West Street      Managing Director,               None             Less than 1% of
                                  New York, NY         The Goldman                                       the outstanding
                                  10282                Sachs Group, Inc.                                 shares of Common Stock.

Michael H. Richardson   UK        26 New Street,       Partner,                         None             None
                                  St. Helier, Jersey,  Bedell Cristin
                                  JE4 3RA

Anthony J. Dessain      UK        26 New Street,       Partner,                         None             None
                                  St. Helier, Jersey,  Bedell Cristin
                                  JE4 3RA

                                                                         ANNEX B

ITEMS 2(D) AND 2(E).     INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.
None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 29,762,480 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. An additional 10,001,942 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that are scheduled to become exercisable on or about January 19, 2012.

On or about January 19, 2012, 8,799,052 shares of Common Stock will be delivered pursuant to the terms of an equal number of restricted stock units.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of November 20, 2011. Upon delivery of the shares pursuant to the terms of the restricted stock units or the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

COVERED PERSON                   TRADE DATE     NUMBER OF SHARES PRICE PER SHARE (IN $)
---------------------------- ------------------ ---------------- ----------------------
Jeffrey R. Currie            September 22, 2011               58                92.7500
David B. Heller              October 19, 2011              5,000               101.4726
David M. Solomon             October 19, 2011             10,000               100.7920
Hao-Cheng Liu                October 19, 2011              3,388               101.3500
Harvey M. Schwartz           October 19, 2011              5,000               104.2747
Jeffrey A. Resnick           October 19, 2011                 43               104.5400
Jeffrey A. Resnick           October 19, 2011                100               104.5600
Jeffrey A. Resnick           October 19, 2011                100               104.5900
Jeffrey A. Resnick           October 19, 2011                237               104.5500
Jeffrey A. Resnick           October 19, 2011                400               104.5800
Jeffrey A. Resnick           October 19, 2011                400               104.6000
Jeffrey A. Resnick           October 19, 2011                600               104.5700
Jeffrey A. Resnick           October 19, 2011                900               104.5300
Jeffrey A. Resnick           October 19, 2011              1,087               104.6100
Jeffrey A. Resnick           October 19, 2011              1,133               104.5200
Charalampos Eliades          October 20, 2011              2,000               101.8000
David M. Ryan                October 20, 2011                785               101.8000
Harvey M. Schwartz           October 21, 2011              5,000               102.7916
John J. Vaske                October 21, 2011                750               102.5980
Thomas W. Cornacchia         October 21, 2011              5,000               102.2324
Elizabeth E. Robinson        October 24, 2011              1,000               103.1820
Thomas W. Cornacchia         October 24, 2011              5,000               103.5474
Isabelle Ealet               October 25, 2011              1,000               101.6570
Pablo J. Salame              October 25, 2011              2,470               101.7900
David M. Solomon             October 26, 2011              7,500               101.9497
David P. Eisman              October 26, 2011                 50               104.7200
David P. Eisman              October 26, 2011                200               104.7300
Isabelle Ealet               October 26, 2011                100               104.6900
Isabelle Ealet               October 26, 2011                200               104.6800
Isabelle Ealet               October 26, 2011                300               104.7000
Isabelle Ealet               October 26, 2011                400               104.6700
Isabelle Ealet               October 26, 2011              1,000               105.5340
Michelle H. Pinggera         October 26, 2011              2,387               104.4535
Armen A. Avanessians         October 27, 2011              5,000               112.2048
David B. Heller              October 27, 2011              5,000               113.0304
David J. Greenwald           October 27, 2011              2,000               115.8200
David J. Greenwald           October 27, 2011              2,000               116.2455
David P. Eisman              October 27, 2011                250               115.0000
Donald J. Casturo            October 27, 2011              1,500               114.0327
Douglas L. Feagin            October 27, 2011              1,000               114.1655
Edward K. Eisler             October 27, 2011              6,000               112.0000
Edward K. Eisler             October 27, 2011              6,159               111.0000
Gregg A. Gonsalves           October 27, 2011              5,000               115.9761

COVERED PERSON                   TRADE DATE     NUMBER OF SHARES PRICE PER SHARE (IN $)
---------------------------- ------------------ ---------------- ----------------------
Harvey M. Schwartz           October 27, 2011              5,000               112.0403
Isabelle Ealet               October 27, 2011              1,000               110.5000
Isabelle Ealet               October 27, 2011              1,000               112.2250
Isabelle Ealet               October 27, 2011              1,000               114.9510
Jason G. Cahilly             October 27, 2011              1,020               113.3555
Nicholas F. Burgin           October 27, 2011              2,500               117.5000
Serge Marquie                October 27, 2011              4,715               116.3619
Daniel M. Shefter            October 28, 2011              1,000               117.0200
Edward K. Eisler             October 28, 2011              5,000               116.0000
Edward K. Eisler             October 28, 2011              5,000               117.0000
Gregory A. Agran             October 28, 2011                100               115.9900
Gregory A. Agran             October 28, 2011                174               115.9400
Gregory A. Agran             October 28, 2011                200               115.9700
Gregory A. Agran             October 28, 2011                400               115.9800
Gregory A. Agran             October 28, 2011                400               116.0100
Gregory A. Agran             October 28, 2011                426               115.9500
Gregory A. Agran             October 28, 2011                622               115.8100
Gregory A. Agran             October 28, 2011                800               116.0000
Gregory A. Agran             October 28, 2011              1,309               115.8000
Harvey M. Schwartz           October 28, 2011              5,000               116.0000
Isabelle Ealet               October 28, 2011              1,000               116.9280
Pablo J. Salame              October 28, 2011             10,000               117.0201
Karl J. Robijns              October 31, 2011              3,000               113.0000
Patrick Tassin de Nonneville October 31, 2011              2,468               112.8500
Kevin A. Walker              November 1, 2011                856               106.4040
Brian T. Levine              November 2, 2011              2,930               106.2649
Charalampos Eliades          November 3, 2011                911               108.0000
Paula B. Madoff              November 3, 2011                250               105.0000
Charalampos Eliades          November 4, 2011              2,000               106.4600
David B. Heller              November 4, 2011              5,000               104.9122
Sally A. Boyle               November 7, 2011                400               105.7862
Daniel M. Shefter            November 8, 2011                200               107.4600
Daniel M. Shefter            November 8, 2011                381               107.4800
Daniel M. Shefter            November 8, 2011                400               107.4700
Richard J. Tufft             November 9, 2011              2,000               105.0000
Daniel M. Shefter            November 11, 2011               100               101.4400
Daniel M. Shefter            November 11, 2011               900               101.4500
Frank L. Coulson, Jr.        November 15, 2011             5,000                99.5301
Frank L. Coulson, Jr.        November 16, 2011             5,000                97.3309
Frank L. Coulson, Jr.        November 17, 2011             5,000                93.5434
Frank L. Coulson, Jr.        November 18, 2011             5,000                92.3135

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

COVERED PERSON                  TRADE DATE      NUMBER OF SHARES  PRICE PER SHARE (IN $)
-------------------          -----------------  ----------------  ----------------------
Pablo J. Salame*             October 25, 2011              1,235               101.7927
Pablo J. Salame*             October 25, 2011              1,235               101.7726
Rumiko Hasegawa              October 26, 2011                442               102.1800
Andrew J. Jonas              October 31, 2011                 57               111.7500
Kevin A. Quinn               November 4, 2011                 75               104.6700
David A. Lehman              November 9, 2011                100                99.6800
David A. Lehman              November 9, 2011                100                99.6900
David A. Lehman              November 9, 2011                800                99.7000
David A. Lehman              November 9, 2011              1,000                99.5500
Richard A. Friedman          November 10, 2011           100,000                99.8362
Carl Stern                   November 18, 2011             1,000                92.0640
David A. Lehman              November 17, 2011               149                93.0200
David A. Lehman              November 17, 2011               170                95.6100
David A. Lehman              November 17, 2011               200                95.6500
David A. Lehman              November 17, 2011               330                95.5900
David A. Lehman              November 17, 2011               415                93.0000
David A. Lehman              November 17, 2011               436                93.0100
David A. Lehman              November 17, 2011               500                95.6000
David A. Lehman              November 17, 2011               800                95.6600

----------
* This transaction was conducted through an estate planning entity and relates to Other Shares.

The Covered Persons listed below participate in the Common Stock fund of The Goldman Sachs 401(k) Plan. These Covered Persons acquired interests in the Common Stock fund representing the number of Other Shares set forth below:

COVERED PERSON                TRANSACTION DATE    NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------               -----------------    ----------------   ----------------------
Donald J. Duet                October 24, 2011               1,014                   103.98
Anthony Noto                  November 15, 2011                  2                    99.75

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                          NUMBER  STRIKE                NUMBER    NUMBER
                                            OF     PRICE  SALES PRICE  OF SHARES OF SHARES
COVERED PERSON          DATE OF EXERCISE  OPTIONS (IN $)     (IN $)      SOLD    RETAINED
----------------------- ----------------- ------- ------- ------------ --------- ---------
Christopher H. Eoyang   October 19, 2011    2,000  91.610     104.1200     2,000         0
Elizabeth C. Fascitelli October 19, 2011    6,132  91.610     104.0571     6,132         0
Rumiko Hasegawa         October 19, 2011    5,844  78.870     101.3500     5,844         0
Rumiko Hasegawa         October 19, 2011    7,140  91.610     101.3500     7,140         0
David J. Kostin         October 21, 2011    4,000  91.610     102.6748     4,000         0
Jeffrey M. Moslow       October 21, 2011    4,000  91.610     101.9570     4,000         0
Kevin A. Quinn          October 21, 2011    1,500  91.610     102.5859     1,500         0
Abby Joseph Cohen       October 24, 2011    5,000  91.610     102.9400     5,000         0
Daniel M. Shefter       October 24, 2011    1,100  91.610     104.0340     1,100         0

                                          NUMBER   STRIKE               NUMBER    NUMBER
                                            OF     PRICE  SALES PRICE  OF SHARES OF SHARES
COVERED PERSON          DATE OF EXERCISE  OPTIONS  (IN $)    (IN $)      SOLD    RETAINED
----------------------- ----------------- ------- ------- ------------ --------- ---------
George N. Mattson       October 24, 2011    3,000  91.610     104.2417     3,000         0
Mary D. Byron           October 24, 2011    3,024  91.610     102.9400     3,024         0
W. York Jr              October 24, 2011    5,000  91.610     103.0110     5,000         0
Abby Joseph Cohen       October 26, 2011    5,000  91.610     104.9000     5,000         0
Abby Joseph Cohen       October 26, 2011    5,000  91.610     102.9000     5,000         0
Andrew J. Kaiser        October 26, 2011    3,000  91.610     105.8503     3,000         0
Armen A. Avanessians    October 26, 2011    3,975  91.610     103.5148     3,975         0
Edward M. Siskind       October 26, 2011   19,734  91.610     105.0000    19,734         0
George N. Mattson       October 26, 2011    3,000  91.610     104.0000     3,000         0
George N. Mattson       October 26, 2011    3,156  91.610     106.0000     3,156         0
Jack Levy               October 26, 2011   90,548  91.610     105.0002    90,548         0
Jeffrey M. Moslow       October 26, 2011    2,244  91.610     105.4009     2,244         0
Jeffrey M. Moslow       October 26, 2011    3,000  91.610     104.0385     3,000         0
Jeffrey M. Moslow       October 26, 2011    3,000  91.610     106.0000     3,000         0
Jeffrey M. Moslow       October 26, 2011    5,000  91.610     104.0000     5,000         0
Milton R. Berlinski     October 26, 2011   10,000  91.610     106.2550    10,000         0
Milton R. Berlinski     October 26, 2011   21,000  91.610     105.7823    21,000         0
Abby Joseph Cohen       October 27, 2011    5,000  91.610     110.5000     5,000         0
Abby Joseph Cohen       October 27, 2011   10,000  91.610     112.9000    10,000         0
Andrew J. Jonas         October 27, 2011    3,000  91.610     112.0553     3,000         0
Andrew J. Kaiser        October 27, 2011    3,000  91.610     114.8230     3,000         0
Armen A. Avanessians    October 27, 2011    3,975  91.610     113.1589     3,975         0
Craig W. Broderick      October 27, 2011    7,500  91.610     111.1532     7,500         0
Daniel M. Shefter       October 27, 2011    1,000  91.610     110.5000     1,000         0
David J. Greenwald      October 27, 2011    1,000  78.870     112.5880     1,000         0
Denis P. Coleman III    October 27, 2011      588  91.610     116.6050       588         0
Dominic A. Wilson       October 27, 2011      336  91.610     114.8300       336         0
Douglas L. Feagin       October 27, 2011    2,140  91.610     114.0023     2,140         0
Gene T. Sykes           October 27, 2011   10,000  91.610     116.1567    10,000         0
Gene T. Sykes           October 27, 2011   20,000  91.610     112.2326    20,000         0
Gregg R. Lemkau         October 27, 2011    2,140  91.610     111.9107     2,140         0
Jason G. Cahilly        October 27, 2011    1,218  91.610     112.9584     1,218         0
Jeffrey B. Goldenberg   October 27, 2011    2,000  91.610     112.2950     2,000         0
Jeffrey B. Goldenberg   October 27, 2011    3,839  91.610     110.5000     3,839         0
Jeffrey M. Moslow       October 27, 2011    3,000  91.610     113.0740     3,000         0
John P. Curtin Jr.      October 27, 2011    7,140  91.610     115.0000     7,140         0
Justin G. Gmelich       October 27, 2011    5,124  91.610     111.9830     5,124         0
Kathleen G. Elsesser    October 27, 2011    3,024  91.610     112.3010     3,024         0
Kenneth W. Coquillette* October 27, 2011    4,284  91.610     113.8550         0     4,284
Philip S. Armstrong     October 27, 2011    1,024  91.610     112.7734     1,024         0
W. York Jr              October 27, 2011    5,000  91.610     111.4517     5,000         0
Armen A. Avanessians    October 28, 2011    3,975  91.610     115.9003     3,975         0
Avinash Mehrotra        October 28, 2011    1,500  91.610     115.8749     1,333       167
Daniel M. Shefter       October 28, 2011    1,000  91.610     117.0847       885       115
David J. Kostin         October 28, 2011    2,148  91.610     115.4203     2,148         0
Jeffrey B. Goldenberg   October 28, 2011    2,000  91.610     117.8406     2,000         0
Kevin A. Quinn          October 28, 2011    1,500  91.610     114.2100     1,500         0
Arjun N. Murti          October 31, 2011    2,562  91.610     111.7500     2,562         0
Armen A. Avanessians    October 31, 2011    3,975  91.610     111.5523     3,975         0
Armen A. Avanessians    November 1, 2011    3,975  91.610     103.9089     3,975         0
Andrew F. Wilson        November 2, 2011      159  91.610     105.6300       159         0
Armen A. Avanessians    November 2, 2011    3,975  91.610     106.2676     3,975         0

                                          NUMBER  STRIKE                NUMBER    NUMBER
                                            OF     PRICE  SALES PRICE  OF SHARES OF SHARES
COVERED PERSON          DATE OF EXERCISE  OPTIONS (IN $)     (IN $)      SOLD    RETAINED
----------------------- ----------------- ------- ------- ------------ --------- ---------
David B. Heller         November 2, 2011    9,000  91.610     106.8862     9,000         0
Jeffrey B. Goldenberg   November 2, 2011    3,000  91.610     107.0010     3,000         0
Milton R. Berlinski     November 2, 2011    2,253  91.610     106.5000     2,253         0
Armen A. Avanessians    November 3, 2011    3,975  91.610     105.3052     3,975         0
David B. Heller         November 3, 2011    9,000  91.610     107.0706     9,000         0
Jeffrey B. Goldenberg   November 3, 2011    3,000  91.610     107.0000     3,000         0
Milton R. Berlinski     November 3, 2011    9,324  91.610     107.0000     9,324         0
Armen A. Avanessians    November 4, 2011    3,975  91.610     104.5438     3,975         0
Armen A. Avanessians    November 7, 2011    3,975  91.610     104.7051     3,975         0
Douglas L. Feagin       November 7, 2011    2,000  91.610     105.2310     2,000         0
Abby Joseph Cohen       November 8, 2011    3,000  91.610     106.9000     3,000         0
Arjun N. Murti          November 8, 2011    2,562  91.610     107.6883     2,562         0
Armen A. Avanessians    November 8, 2011    3,975  91.610     107.6068     3,975         0
Daniel M. Shefter*      November 8, 2011    1,032  91.610     107.7150         0     1,032
Jeffrey B. Goldenberg   November 8, 2011    2,000  91.610     107.0000     2,000         0
Adrian M. Jones*        November 9, 2011    1,000  91.610     101.9150         0     1,000
Armen A. Avanessians    November 9, 2011    3,975  91.610     102.9730     3,975         0
Shahriar Tadjbakhsh*    November 9, 2011    6,132  91.610     101.9150         0     6,132
Adrian M. Jones*        November 10, 2011   1,000  91.610      99.9800         0     1,000
Armen A. Avanessians    November 10, 2011   3,975  91.610      99.8079     3,975         0
Armen A. Avanessians    November 11, 2011   3,975  91.610     101.4662     3,975         0
Daniel M. Shefter*      November 11, 2011   1,000  91.610     101.2300         0     1,000
Armen A. Avanessians    November 14, 2011   3,975  91.610      99.0669     3,975         0
Armen A. Avanessians    November 15, 2011   3,975  91.610      98.7207     3,975         0
Daisuke Toki*           November 15, 2011   2,140  91.610      99.5400         0     2,140
Armen A. Avanessians    November 16, 2011   3,975  91.610      96.7815     3,975         0
Armen A. Avanessians    November 17, 2011   3,975  91.610      93.4529     3,975         0
Richard A. Friedman*    November 17, 2011  65,583  91.610      94.1300         0    65,583
David J. Kostin         November 18, 2011   2,000  91.610      93.1210     2,000         0

----------

* This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                      NUMBER OF ACQUISITION OR
COVERED PERSON        TRANSFER DATE    SHARES    DISPOSITION
-------------------- ---------------- --------- --------------
Edward C. Forst      October 25, 2011     9,791 Disposition
Armen A. Avanessians November 3, 2011    20,558 Disposition

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                                                     STRIKE
                            INSTRUMENT AND NUMBER OF  PRICE
COVERED PERSON                 POSITION     SHARES   (IN $)   MATURITY DATE
--------------------------- -------------- --------- ------- ----------------
Andrew J. Kaiser            Call Written       1,500     180 January 21, 2012
Avinash Mehrotra            Call Purchased     1,500     100 January 21, 2012
David A. Lehman             Call Written      10,000     150 January 21, 2012
Enrico S. Gaglioti          Call Written       5,000     125 January 21, 2012
Francois-Xavier de Mallmann Call Written       2,000     125 January 21, 2012
Francois-Xavier de Mallmann Call Written       2,000     130 January 21, 2012
Francois-Xavier de Mallmann Call Written       2,000     150 January 21, 2012
Francois-Xavier de Mallmann Call Written       3,000     120 January 21, 2012
Gwen R. Libstag*            Call Written         300     190 January 21, 2012
Gwen R. Libstag*            Call Written       2,500     165 January 21, 2012
Gwen R. Libstag*            Call Written       2,500     175 January 21, 2012
Gwen R. Libstag*            Call Written       2,500     185 January 21, 2012
Gwen R. Libstag*            Call Written       2,500     195 January 21, 2012
Gwen R. Libstag *           Call Written       5,000     180 January 21, 2012
Justin G. Gmelich           Put Written       12,500     105 January 21, 2012
Justin G. Gmelich           Call Purchased    12,500     115 January 21, 2012
Michael J. Carr             Call Written      14,000     115 January 21, 2012
Paolo Zannoni               Put Written        7,500     100 January 21, 2012
Paolo Zannoni               Put Written        8,300      90 January 21, 2012
Paul M. Russo               Call Written      25,000     125 January 21, 2012
Avinash Mehrotra            Call Written       2,000     165 April 21, 2012
David J. Greenwald          Call Written       1,000     120 April 21, 2012
Johannes M. Boomaars        Call Written       2,700     155 April 21, 2012
John A. Mahoney             Call Written      12,800     125 April 21, 2012
Nicholas F. Burgin          Call Written       5,000     110 April 21, 2012

----------
* This transaction was conducted through an estate planning entity and relates to Other Shares.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2011

                                   By:     /s/ Beverly L. O'Toole
                                           ----------------------
                                   Name:   Beverly L. O'Toole
                                   Title:  Attorney-in-Fact

                                 EXHIBIT INDEXT

Exhibit                                                           Description
--------     ----------------------------------------------------------------------------------------------------------------------
   A.        Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No.
             1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B.        Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
             Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
             (File No. 005-56295)).

   C.        Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
             Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   D.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
             Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E.        Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
             Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F.        Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
             March 29, 2001 (File No. 005-56295)).

   G.        Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
             Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H.        Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to Exhibit
             10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).